Janet Barbiere 212.836.7506 jbarbiere@kayescholer.com

425 Park Avenue
New York, New York 10022-3598
212.836.8000
Fax 212.836.6760
www.kayescholer.com
August 20, 2010
VIA FAX AND U.S. MAIL
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attention: Amanda Ravitz, Legal Branch Chief

Re:	Morgan Stanley Capital I Inc. (the “Registrant”) Registration Statement on Form S-3 Filed June 25, 2010 File No. 333-167764
Dear Ms. Ravitz:
     On the date hereof, we have, on behalf of the Registrant, filed with the Securities and Exchange Commission (the “Commission”) via the EDGAR system Amendment No. 1 (the “Amendment”) to the referenced registration statement (the “Registration Statement”). A copy of this letter is being transmitted via the EDGAR system contemporaneously with the filing of the Amendment.
     On behalf of the Registrant, we have set forth below the Registrant’s responses to your letter, dated July 13, 2010, transmitting the comments of the Commission staff (the “Staff”) concerning the Registration Statement. The responses follow each of the Staff’s comments, which have been retyped below. Capitalized terms not defined herein have the meanings assigned to them in the Registration Statement.
Prospectus Supplement
Cover Page
COMMENT:
     1. Please remove the terms “lead manager,” “sole bookrunner,” and “co-managers” from the cover page.
Chicago • Frankfurt • London • Los Angeles • Menlo Park • New York • Shanghai • Washington, DC • West Palm Beach

Amanda Ravitz Securities and Exchange Commission	- 2 -	August 20, 2010
RESPONSE:
     We have removed the terms “lead manager,” “sole bookrunner,” and “co-managers” from the cover page.
COMMENT:
     2. Please delete the language “and will offer them to the public at negotiated prices determined at the time of sale” as the certificates should be offered at a fixed price.
RESPONSE:
     Please note that commercial mortgage backed securities (“CMBS”) are in fact offered to the public at negotiated prices determined at the time of sale. Although the interest rates payable on the various classes of CMBS are determined as of the initial pricing date and reflected in the final prospectus supplement, the price paid for any class of CMBS, which is the percentage of par (i.e. the percentage of the face principal or notional amount) paid by a given investor for the CMBS purchased by such investor on any given day, will be a negotiated price with that investor, based on various current capital market conditions, including credit performance on CMBS, interest rates, market spreads over various indices on which the CMBS interest rates were based (such as swaps, treasuries or other indices) and anticipated yield, and taking into account the weighted average life, rating, principal window, anticipated losses and prepayments, and assumed and rated final payment dates of the subject class of CMBS, in addition to characteristics of the underlying mortgage loans. The price paid by an investor for any given class of CMBS is generally the amount, taking into account the various items set forth in the preceding sentence, that would yield the investor a given rate of return that is anticipated in the market for similar classes of CMBS at the time of sale, which may vary from investor to investor. In addition, after looking at various other Form S-3 Registration Statements filed by CMBS issuers, we note that the cover pages of the forms of prospectus supplements filed on Edgar with respect to such other CMBS issuers similarly state that the related underwriters will offer the offered certificates from time to time in negotiated transactions or otherwise at varying prices to be determined at the time of sale, plus accrued interest, if any, from the closing date.
The Credit Enhancement, Liquidity Support or Derivative Instrument, pages S-118
COMMENT:
     3. Please confirm that derivative instruments will be limited to interest rate or currency swap agreements. Refer to Item 1115 of Regulation AB.

Amanda Ravitz Securities and Exchange Commission	- 3 -	August 20, 2010
RESPONSE:
     We confirm, on behalf of the Registrant, that derivative instruments will be limited to derivative instruments, such as interest rate and currency swap agreements, that are used to alter the payment characteristics of the cash flows from the issuing entity and whose primary purpose is not to provide credit enhancement related to the pool assets or the commercial mortgage backed securities, in accordance with Item 1115 of Regulation AB.
Base Prospectus
Distributions of Interest on the Certificates, page 83
COMMENT:
     4. Please revise to identify all indices that may be used to determine interest rates. Refer to Item 1113(a)(3) of Regulation AB.
RESPONSE:
     We have revised the section entitled “Distributions of Interest on the Certificates” commencing on page 83 of the Base Prospectus, and added a section entitled “Determination of Interest Rates” commencing on page 84 of the Base Prospectus to identify all indices that may be used to determine interest rates, in accordance with Item 1113(a)(3) of Regulation AB.

Amanda Ravitz Securities and Exchange Commission	- 4 -	August 20, 2010
* * * * *
     Please feel free to contact me at any time if I can provide additional information, or to discuss the Registration Statement further. You can reach me at (212) 836-7506.

Sincerely,

/s/ Janet A. Barbiere

Janet A. Barbiere

cc:	James Y. Lee Morgan Stanley — Legal and Compliance William J. Cullen, Esq. Kaye Scholer LLP